Exhibit (a)(1)(G)

Contacts:
Investors:	Media:
Risa Fisher	Jennifer Newman
rfisher@hlth.com	jnewman@hlth.com
201-414-2002	212-624-3912

HLTH CORPORATION ANNOUNCES
COMMENCEMENT OF ITS TENDER OFFER

ELMWOOD PARK, NJ (October 27, 2008) — HLTH Corporation (Nasdaq: HLTH) announced today that it has commenced its tender offer to purchase up to 80,000,000 shares of its common stock at a price per share of $8.80. The number of shares proposed to be purchased in the tender offer represents approximately 43% of HLTH’s currently outstanding shares. The last reported sales price per share of HLTH common stock on the NASDAQ Global Select Market on October 24, 2008 was $8.06 per share.

The tender offer will expire at 5:00 p.m., New York City time, on Tuesday, November 25, 2008, unless extended by HLTH. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer. The tender offer is subject to a number of terms and conditions described in the Offer to Purchase that is being distributed to stockholders, including that a minimum of 40 million shares be properly tendered and not withdrawn in the tender offer.

On the terms and subject to the conditions of the tender offer, HLTH’s stockholders will have the opportunity to tender some or all of their shares at a price of $8.80 per share. If stockholders properly tender and do not properly withdraw more than 80,000,000 shares, HLTH will purchase shares tendered by those stockholders owning fewer than 100 shares, without pro ration, and all other shares tendered will be purchased on a pro rata basis, subject to the conditional tender offer provisions described in the Offer to Purchase that is being distributed to stockholders. Stockholders whose shares are purchased in the tender offer will be paid $8.80 per share, net in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer period.

Currently, HLTH has approximately $1.3 billion in cash and investments (excluding approximately $340 million in cash and investments held by its WebMD Health Corp. subsidiary). HLTH will use a portion of its cash and investments to fund the tender offer.

Participants in the HLTH 401(k) Savings and Employee Stock Ownership Plan, the Porex 401(k) Savings Plan or the Emdeon Business Services 401(k) Savings Plan (a plan sponsored by a Company that was formerly affiliated with HLTH) whose shares are held in the HLTH Corporation Stock Fund by a trustee will receive separate instructions detailing how to tender and to withdraw plan shares.

The Dealer Manager for the tender offer is Citi. The Information Agent for the tender offer is Innisfree M&A Incorporated. The Depositary is American Stock Transfer & Trust Company. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to stockholders of record and also will be made available for distribution to beneficial owners of HLTH common stock. For questions and information, please call the Information Agent toll free at 1-888-750-5834 or the Dealer Manager toll free at 1-877-531-8365.

None of HLTH, its Board of Directors, the Dealer Manager, the Information Agent or the Depositary makes any recommendations to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must make their own decisions as to how many shares they will tender, if any. In so doing, stockholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF HLTH CORPORATION COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT HLTH WILL SHORTLY BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT HLTH WILL SHORTLY BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV OR BY CALLING INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE TENDER OFFER, TOLL-FREE AT 1-888-750-5834. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

About HLTH

HLTH Corporation (NASDAQ: HLTH) owns approximately 84% of WebMD Health Corp. (NASDAQ: WBMD). WebMD is the leading provider of health information services, serving consumers, physicians, healthcare professionals, employers and health plans through its public and private online portals and health-focused publications. HLTH also owns Porex, a developer, manufacturer and distributor of proprietary porous plastic products and components used in healthcare, industrial and consumer applications.

*****************************

All statements contained in this press release, other than statements of historical fact, are forward-looking statements. These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements, including risks and uncertainties regarding: changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the healthcare, Internet, information technology and plastics industries; and changes in facts and circumstances and other uncertainties concerning the completion of the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

*****************************

WebMD®, WebMD Health® and POREX® are trademarks of HLTH Corporation or its subsidiaries.